Exhibit 99.1

Jin Medical International Ltd. Announces Exercise of the Underwriters’ Over-Allotment Option

Changzhou City, China, Apr. 6, 2023 – Jin Medical International Ltd. (the “Company” or “JinMed”) (NASDAQ: ZJYL), a Cayman Islands holding company with Chinese operating entities that manufacture and develop wheelchairs and living aids products, today announced that Prime Number Capital, LLC, as the representative of the underwriters of the Company’s initial public offering (“IPO”), has partially exercised the over-allotment option to purchase an additional 47,355 ordinary shares at the IPO price of $8.00 per share. As a result, the Company has raised gross proceeds of $378,840, in addition to the previously announced IPO gross proceeds of $8,000,000, before deducting underwriting discounts and offering expenses.

Prime Number Capital, LLC acted as the sole bookrunner for the IPO. SBI China Capital Financial Services Limited acted as the co-manager for the IPO. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Kaufman & Canoles, P.C. acted as counsel to the underwriters.

A registration statement on Form F-1 (File No. 333-259767) relating to the IPO, as amended, has been filed with the Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on March 27, 2023. The IPO was being made only by means of a prospectus. Copies of the final prospectus related to the IPO may be obtained from Prime Number Capital, LLC by email at info@pncps.com. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jin Medical International Ltd.

Founded in 2006 and headquartered at Changzhou City, Jiangsu Province of China, the Company, through its Chinese operating entities, designs and manufactures wheelchairs and living aids products for people with disabilities, the elderly, and people recovering from injuries. The Company’s Chinese operating entities operate 2 manufacturing plants with approximately 228,257 square feet in the aggregate in Changzhou City and Taizhou City, Jiangsu Province, China. The Company’s Chinese operating entities have established relationships with over 40 distributors in China, and over 20 in the other regions of the world where it currently sells the products. The majority of its wheelchair products, with more than 30 models, are sold to dealers in Japan and China, including Nissin Medical Industries Co., Ltd, one of the largest medical device distributors in Japan. The Company’s Chinese operating entities own 106 patents and are in the process of registering 22 additional patents with the Patent Administration Department of the People’s Republic of China and continuously deliver innovative wheelchair designs that are both lightweight and ergonomic each year. For more information, please visit: http://www.zhjmedical.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Prime Number Capital LLC

Ms. Xiaoyan Jiang, Chairwoman

Email：xj@pncps.com

Phone: 516-582-9666

Investor Relations

Wealth Financial Services LLC

Janice Wang

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214